                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No.__)(1)

                                 IMAGEMAX, INC.
            ---------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   45245V 10 1
            ---------------------------------------------------------
                                 (CUSIP Number)

                                  J. B. Doherty
                             TDH III Partners, L.P.
                           259 N. Radnor-Chester Road
                                    Suite 210
                           Radnor, Pennsylvania 19087

            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 11, 2003
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

_______________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                              --------------------
CUSIP No. 45245V 10 1                  13D                  Page 2 of 11 Pages
------------------------------                              --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                                  TDH III, L.P. - I.R.S. No. 23-2712302
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3         SEC USE ONLY


--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     SC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION


                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER


                                3,554,510
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER



               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER


                                3,554,510
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON


                                3,554,510
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     20.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

------------------------------                              --------------------
CUSIP No. 45245V 10 1                  13D                  Page 3 of 11 Pages
------------------------------                              --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                              TDH III Partners, L.P. - I.R.S. No. 23-2712304
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3         SEC USE ONLY


--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     SC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION


                     Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER


                                3,554,510
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER



               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER


                                3,554,510
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                                3,554,510
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                     20.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*


                     PN
================================================================================

------------------------------                              --------------------
CUSIP No. 45245V 10 1                  13D                  Page 4 of 11 Pages
------------------------------                              --------------------

================================================================================
    1          NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                                   J. B. Doherty
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3          SEC USE ONLY


--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION


                     United States
--------------------------------------------------------------------------------
NUMBER OF          7      SOLE VOTING POWER
  SHARES
ENEFICIALLY                     186,783
 OWNED BY
   EACH
REPORTING
PERSON WITH     ----------------------------------------------------------------
                   8      SHARED VOTING POWER


                              3,554,510
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER


                                170,499
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER


                              3,554,510
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON


                              3,741,343
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                21.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*


                     IN
================================================================================

------------------------------                              --------------------
CUSIP No. 45245V 10 1                  13D                  Page 5 of 11 Pages
------------------------------                              --------------------

Item 1. Security and Issuer.
-----------------------------

This statement relates to shares of Common Stock, no par value (the "Shares"), of ImageMax, Inc. (the "Issuer"). The Issuer's principal offices are located at 455 Pennsylvania Avenue, Suite 200, Fort Washington, Pennsylvania 19034.

Item 2. Identity and Background.
--------------------------------

(a) This statement is being filed by TDH III, L.P., a Delaware limited partnership ("TDH III"), with respect to the Shares held by it, TDH III Partners, L.P., a Delaware limited partnership and the general partner of TDH III ("TDH Partners"), with respect to the Shares held by TDH III, and J. B. Doherty, managing partner of TDH Partners, with respect to the Shares held by TDH III and Mr. Doherty.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." TDH Partners is the general partner of TDH III and has investment discretion and voting authority with respect to the investments owned of record by TDH III. Accordingly, TDH Partners may be deemed for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be the beneficial owner of the Shares owned by TDH III. By virtue of his position with TDH Partners, Mr. Doherty has the power to vote and dispose of the Shares of the Issuer's Common Stock owned by TDH III, and as a result, may be deemed for purposes of Rule 13d-3 of the Exchange Act to be the beneficial owner of such Shares. Accordingly, the Reporting Persons are hereby jointly filing this Schedule 13D.

(b) The principal business address of the Reporting Persons is 259 N. Radnor-Chester Road, Suite 210, Radnor, Pennsylvania 19087.

(c) The principal business of TDH III is investing in securities in order to achieve its investment objectives. The principal business of TDH Partners is managing the operations and business of TDH III. The principal business/occupation of Mr. Doherty is investing in equity and debt securities.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

------------------------------                              --------------------
CUSIP No. 45245V 10 1                  13D                  Page 6 of 11 Pages
------------------------------                              --------------------

(f) The citizenship of each of TDH III and TDH Partners is set forth above. Mr. Doherty is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

On June 13, 2002, the Issuer restructured its debt and amended (1) its outstanding Credit Agreement (the "Amended and Restated Credit Agreement") with Commerce Bank, N.A. and FirsTrust Bank (the "Senior Lenders") and (2) its existing Convertible Subordinated Loan and Warrant Agreement (originally entered into on February 15, 2000, the "Amended and Restated Loan and Warrant Agreement") with TDH III, Dime Capital Partners, Inc. ("Dime") and Robert E. Drury ("Drury," and together with TDH III and Dime, collectively, the "Investors"). In partial consideration of the amendment to the Amended and Restated Loan and Warrant Agreement, the Issuer issued to TDH III warrants (the "Warrants") to purchase a total of 2,240,000 shares of the Issuer's Common Stock at an exercise price of the lesser of $.25 per share and 80% of the average of the reported closing bid and asked prices of the Common Stock on the date of exercise. The Warrants were not exercisable at such time as a result of restrictions under an existing subordination agreement between the Issuer, the Investors and the Senior Lenders that was also amended in connection with the debt restructuring (the "Amended and Restated Subordination Agreement").

On December 11, 2003, in connection with a restructuring of its debt and a working capital financing, the Issuer, the Investors and the Senior Lenders amended the Amended and Restated Credit Agreement, the Amended and Restated Loan and Warrant Agreement and the Amended and Restated Subordination Agreement. Pursuant to such amendments, among other things: (1) the Investors provided to the Issuer $500,000 in working capital debt financing; and (2) the Senior Lenders agreed to remove the restrictions previously placed on the exercise of the Warrants. As a result and as a part of these related transactions, the Investors exercised their Warrants at a price equal to 80% of the average of the closing bid and asked prices of the Common Stock on December 10, 2003. Pursuant to the terms of the Warrants, TDH III paid the exercise price of the Warrants for the issuance of the 2,240,000 Shares of Common Stock by executing a non-recourse promissory note (secured by the pledge of the Shares of Common Stock issued under the Warrants) in favor of the Issuer in the principal amount of $143,360, representing the aggregate exercise price of its Warrants.

Item 4. Purpose of Transaction.
-------------------------------

The Shares of Common Stock were acquired by the Reporting Persons in the transaction described in Item 3 above as a means of protecting their existing investment in the Issuer. Each of the Reporting Persons intends to review its investment in the Issuer on a continuing basis and may engage in discussions with various parties, including without limitation, the management of the Issuer, its board of directors and other shareholders concerning the business operations and future plans of the Issuer and strategies to increase shareholder value. The Reporting Persons intend to closely monitor developments pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by the Reporting Persons, the Reporting Persons may, directly or

------------------------------                              --------------------
CUSIP No. 45245V 10 1                  13D                  Page 7 of 11 Pages
------------------------------                              --------------------

indirectly, purchase additional Shares of Common Stock of the Issuer or dispose of a portion of such Shares in open-market or privately negotiated transactions.

As a result of the transactions occurring on December 11, 2003 as described in
Item 3 above, Mr. Doherty was appointed as Chairman and Chief Executive Officer of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D, except as set forth herein or such as would occur upon completion of any of the possible actions described herein.

As previously disclosed in the Issuer's Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2003 and November 14, 2003, the Issuer has retained an investment banking firm to act as its exclusive financial advisor to assist the Issuer's board of directors and management (both of which Mr. Doherty is a member) in the exploration of strategic alternatives that may be available to the Issuer. The advice and assistance of the Issuer's investment banking firm may result in the merger, acquisition or liquidation of the Issuer, the sale or transfer of a material amount of the assets of the Issuer, a change in the board of directors of management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, a change in the Issuer's charter or bylaws, or termination of registration of the Common Stock of the Issuer pursuant to Section 12(g)(4) of the Exchange Act.

Item 5. Interest in Securities of the Issuer.
---------------------------------------------

(a) The aggregate percentage of Shares of Common Stock reported owned by each Reporting Person is based upon (i) 7,505,087 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003 plus (ii) the Shares of Common Stock known by the Reporting Persons to have been issued by the Issuer subsequent to September 30, 2003 and prior to December 11, 2003.

As of the close of business on December 11, 2003:

     (1) TDH III and TDH Partners (as the general partner of TDH III) each beneficially owned 3,554,510 Shares of Common Stock, comprised of 2,240,000 Shares of Common Stock and 1,314,510 Shares of Common Stock issuable upon the conversion of a convertible subordinated promissory note, constituting approximately 20.6% of the Shares outstanding; and

     (2) Mr. Doherty, individually and in his capacity as managing partner of TDH Partners, beneficially owned 3,741,343 Shares of Common Stock, comprised of
(A) 2,240,000 Shares of Common Stock and 1,314,510 Shares of Common Stock issuable upon the conversion of a convertible subordinated promissory note held by TDH III and (B) 161,334 Shares of Common Stock and 13,877 Shares of Common Stock issuable upon exercise of currently exercisable stock options of the

------------------------------                              --------------------
CUSIP No. 45245V 10 1                  13D                  Page 8 of 11 Pages
------------------------------                              --------------------

Issuer held by Mr. Doherty individually. Mr. Doherty's beneficial ownership as reported herein constitutes approximately 21.7% of the Shares outstanding.

(b) TDH Partners, as general partner of TDH III, and Mr. Doherty, as managing partner of TDH Partners, share voting and dispositive power with respect to the 3,554,510 Shares owned by TDH III. Mr. Doherty has sole voting power with respect to 186,783 Shares and dispositive power with respect to 170,499 Shares owned solely by him.

(c) Except with respect to the transactions described in Item 3 above relating to the Common Stock of the Issuer, there have been no transactions with respect to the Common Stock of the Issuer effected by the Reporting Persons during the past 60 days.

(d) No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's Shares of Common Stock which are the subject of this Schedule 13D, except, indirectly, the right of the limited partners of TDH III and TDH Partners to receive the dividends from, and the proceeds of sale in respect to, the shares held by TDH III.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer.
-------------------------

Except with respect to the Joint Filing Agreement and Pledge Agreement filed as exhibits to this Schedule 13D and as described in Items 3 and 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.
------------------------------------------

Exhibit
-------

A.   Joint Filing Agreement among the Reporting Persons dated December 22, 2003.

B. Subordinated Loan and Amendment Agreement dated December 11, 2003 among ImageMax, Inc., TDH III, L.P., LVIR Investment Group, LP and Robert B. Drury (filed as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on December 11, 2003).

------------------------------                              --------------------
CUSIP No. 45245V 10 1                  13D                  Page 9 of 11 Pages
------------------------------                              --------------------

C. Non-Recourse Promissory Note by TDH III, L.P. in favor of ImageMax, Inc. dated December 11,2003.

D. Pledge Agreement by and between TDH III, L.P. (as pledgor) and ImageMax, Inc. dated December 11, 2003.

------------------------------                              --------------------
CUSIP No. 45245V 10 1                  13D                  Page 10 of 11 Pages
------------------------------                              --------------------

                                   SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   December 22, 2003             TDH III, L.P.

                                       By:  TDH Partners III, L.P.,
                                            as general partner

                                            By:   /s/ J. B. Doherty
                                                  --------------------------
                                                  J. B. Doherty,
                                                  as managing partner


                                       TDH Partners III, L.P.

                                       By:   /s/ J. B. Doherty
                                             -------------------------------
                                             J. B. Doherty, as
                                             managing partner


                                       /s/ J. B. Doherty
                                       -------------------------------------
                                       J. B. Doherty

------------------------------                              --------------------
CUSIP No. 45245V 10 1                  13D                  Page 11 of 11 Pages
------------------------------                              --------------------

Exhibit Index

A.   Joint Filing Agreement between the Reporting Persons dated December 22,
     2003.

B. Subordinated Loan and Amendment Agreement dated December 11, 2003 among ImageMax, Inc., TDH III, L.P., LVIR Investment Group, LP and Robert B. Drury (filed as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on December 11, 2003).

C. Non-Recourse Promissory Note by TDH III, L.P. in favor of ImageMax, Inc. dated December 11,2003.

D. Pledge Agreement by and between TDH III, L.P. (as pledgor) and ImageMax, Inc. dated December 11, 2003.

                                    EXHIBIT A

                             Joint Filing Agreement

         The undersigned agree that the foregoing Schedule 13D, dated December 22, 2003, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated: December 22, 2003


TDH III, L.P.

By:   TDH III Partners, L.P.,
      as general partner

   By:   /s/ J. B. DOHERTY
   -----------------------------
   J. B. DOHERTY,
   as managing partner


TDH III Partners, L.P.

By:   /s/ J. B. DOHERTY
--------------------------------
J. B. Doherty,
as managing partner


/s/ J. B. DOHERTY
--------------------------------
J. B. Doherty

                                                                       Exhibit C

                                  NON-RECOURSE

                                 PROMISSORY NOTE


$143,360                                              Philadelphia, Pennsylvania

         FOR VALUE RECEIVED, TDH III, L.P. ("Maker") hereby promises to pay to the order of IMAGEMAX, INC. ("Payee") the principal sum of One Hundred Forty-Three Thousand Three Hundred Sixty Dollars ($143,360) in lawful money of the United States of America. No interest shall accrue or be payable under this Note.

         (a) The principle amount of this Note shall be due and payable upon the earliest to occur of (i) ON DEMAND made at any time after the second anniversary of the date of this Note; (ii) the closing of an arms-length merger transaction involving Payee and an unrelated third party and in which Payee is not the surviving entity; (iii) the closing of a sale of all of the issued and outstanding Common Stock of Payee; or (iv) the distribution to Payee's shareholders of the proceeds from the sale of all or substantially all of Payee's assets, provided that, in the case of (ii)-(iv), Payee has given Maker at least ten (10) days advance written notice describing the event causing this Note to become payable.

         (b) IF MAKER SHALL FAIL TO PAY THE FULL PRINCIPAL AMOUNT OF THIS NOTE WHEN DUE, PAYEE'S SOLE RECOURSE SHALL BE THE EXERCISE OF ITS RIGHTS UNDER THE CERTAIN PLEDGE AGREEMENT ENTERED INTO BY THE PARTIES HERETO ON THE DATE FIRST WRITTEN ABOVE (THE "PLEDGE AGREEMENT"). PAYEE SHALL HAVE NO OTHER RECOURSE AGAINST MAKER OR ANY OTHER ASSETS OF MAKER.

         (c) All payments with regard to this Note shall be made in lawful money of the United States of America in immediately available funds at Payee's office at 455 Pennsylvania Avenue, Suite 200, Fort Washington, Pennsylvania 19034 or at such other place as Payee shall designate in writing.

         (d) Event of Default. Each of the following shall constitute an Event of Default:

            (i) Payment. Failure by Maker (A) to make any payment hereunder within ten (10) days of written demand by Payee under paragraph (a)(i) or (B) to make any payment hereunder concurrently with an event described in paragraph
(a)(ii), (iii) or (iv).

            (ii) Voluntary Bankruptcy. Filing by Maker of a voluntary petition in bankruptcy or a voluntary petition or any answer seeking reorganization, arrangement, readjustment of his debts or for any other relief under the Bankruptcy Code, or under any other existing or future federal or state insolvency act or law, or any formal written consent to, approval of, or acquiescence in, any such petition or proceeding by Maker; the application by Maker for, or the appointment by consent or acquiescence of, a receiver or trustee of, Maker or for all or a substantial part of his property; or the making by Maker of an assignment for the benefit to creditors.

            (iii) Involuntary Bankruptcy. Filing of any involuntary petition against Maker in bankruptcy or seeking reorganization, arrangement or readjustment of his debts or for any other relief under the Bankruptcy Code, or under any other existing or future federal or state insolvency act or law; or the involuntary appointment of a receiver or trustee of Maker, or for all or a substantial part of the property of Maker; and the continuance of any of such events for a period of sixty (60) days undismissed, unbonded or undischarged.

         (e) Upon the occurrence of an Event of Default described in paragraph
(d)(i) above, then, and in such event, Payee may declare this Note to be due and payable, whereupon the entire unpaid balance shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything herein to the contrary notwithstanding. Notwithstanding the foregoing, upon an Event of Default described in paragraph (d)(i)(B), the rights and remedies of the Payee pursuant to the Pledge Agreement may be exercised immediately and without notice to Maker. Upon the occurrence of an Event of Default described in paragraphs
(d)(ii)-(iii), then, and upon such event, the entire unpaid balance shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything herein to the contrary notwithstanding.

         (f) UPON THE OCCURRENCE OF AN EVENT OF DEFAULT, THE SOLE RECOURSE OF PAYEE SHALL BE THAT PROVIDED FOR IN THE PLEDGE AGREEMENT.

         (g) Maker hereby waives and releases all errors, defects and imperfections in any proceedings instituted by Payee under the terms of this Note as well as all benefit that might accrue to Maker by virtue of any present or future laws that may diminish the Payee's ability to exercise its rights under the Pledge Agreement. MAKER HEREBY WAIVES MAKER'S RIGHT TO A TRIAL BY JURY IN ANY PROCEEDINGS ARISING FROM THIS NOTE.

         (h) Maker and all endorsers, sureties and guarantors hereby jointly and severally waive presentment for payment, demand, notice of demand, protest and notice of protest of this Note, and all other notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and they agree that the liability of each of them shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by an indulgence, extension of time, renewal, waiver or modification granted. Maker and all endorsers, sureties and guarantors hereby jointly and severally consent to any and all extensions of time, renewals and waivers, of the payment or other provisions of this Note, and to the release of the collateral or any part thereof, with or without substitution, and agree that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to them and without affecting their liability hereunder.

         (i) Payee shall not be deemed, by an act of omission or commission, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by Payee, and then only to the extent specifically set forth in the writing. A waiver on one event shall not be construed as continuing or as a bar to or waiver of any right or remedy to a subsequent event.

         (j) This instrument shall be governed by and construed according to the laws of the Commonwealth of Pennsylvania without reference to its principles of conflicts of law.

         (k) Whenever used herein the singular number shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders, and the words "Payee" and "Maker" shall be deemed to include the respective successors and assigns and heirs and legal representatives of Payee and Maker.

         (l) Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

   IN WITNESS WHEREOF, Maker, intending to be legally bound hereby, has executed and delivered this Note effective as of the day and year first above written.

Witness:                               MAKER

/s/ Robert H. Young, Jr.               TDH III, L.P.
------------------------------         By: TDH III Partners, L.P.,
                                           its general partner

                                           By: /s/ J.B. Doherty
                                               -----------------------------
                                               Name:  J.B. Doherty
                                               Title: General Partner

                                                                       Exhibit D

                                PLEDGE AGREEMENT


         AGREEMENT dated as of the 11th day of December, 2003, by and between TDH III, L.P., a limited partnership with an address of 259 N. Radnor-Chester Road, Suite 210, Radnor, Pennsylvania 19087 ("Pledgor"), and IMAGEMAX, INC., with offices at 455 Pennsylvania Avenue, Suite 200, Fort Washington, Pennsylvania 19034 ("Pledgee").

                              W I T N E S S E T H:

         WHEREAS, on even date herewith, Pledgor exercised a warrant for 2,240,000 shares of Common Stock Pledgee (the "Warrant") and delivered to Pledgee a non-recourse note in the principal amount of One Hundred Forty-Three Thousand Three Hundred Sixty Dollars ($143,360)(the "Note"); and

         WHEREAS, as a condition precedent to exercising the Warrant, and as collateral security for the Note, Pledgee has required Pledgor to pledge such 2,240,000 shares of Common Stock (the "Pledged Shares"); and

         WHEREAS, as security for the prompt satisfaction of all of Pledgor's obligations, duties, liabilities and indebtedness (collectively, the "Obligations") under the Note, Pledgor has agreed to pledge the Pledged Shares.

         NOW, THEREFORE, in consideration of the foregoing, and intending to be legally bound hereby, the parties agree as follows:

         1. (a) As security for the full and prompt payment and satisfaction of the Obligations, Pledgor hereby assigns, pledges and grants to Pledgee a security interest in all of Pledgor's right, title and interest in and to the Pledged Shares. In connection therewith, at any time following the occurrence of an Event of Default, Pledgor will deliver to Pledgee Certificate No. ___ for the Pledged Shares, and stock powers duly executed in blank to be held by Pledgee, subject to the terms hereof.

                  (b) If Pledgor shall become entitled to receive or shall receive, in connection with any of the Pledged Shares, any:

                           (i) Stock certificate, including, but without
limitation, any certificate representing a stock dividend or in connection with any increase or reduction of capital, reclassification, merger, consolidation, sale of assets, combination of shares, stock split, spin-off or split-off;

                           (ii) Option, warrant, or right, whether as an
addition to or in substitution or in exchange for any of the Pledged Shares, or otherwise;

                           (iii) Dividend or distribution payable in property,
including securities issued by other than the issuer of any of the Pledged Shares; or

                           (iv) Debentures, bonds, promissory notes and other
instruments and documents representing or evidencing the Pledged Shares;

then Pledgor shall accept the same as Pledgee's agent, in trust for Pledgee, and shall deliver them to Pledgee concurrently with the delivery of the Pledged Shares in the exact form received with, as applicable, Pledgor's endorsement when necessary, or appropriate assignment or transfer stock powers duly executed in blank, to be held by Pledgee, subject to the terms hereof, as part of the Pledged Stock.

                  (c) At any time following the occurrence and continuance of an Event of Default (as defined in the Note), Pledgee, at its option, may have any or all of the Pledged Shares registered in its name or that of its nominee, and Pledgor hereby covenants that, upon Pledgee's request, Pledgor will cause the issuer of the Pledged Shares to effect such registration. Immediately and without further notice, upon the occurrence and continuance of an Event of Default, whether or not the Pledged Shares shall have been registered in the name of Pledgee or its nominee, Pledgee or its nominee shall have, with respect to the Pledged Shares, the right to exercise all voting rights as to all of the Pledged Shares, and all other corporate rights and all conversion, exchange, subscription or other rights, privileges or options pertaining to the Pledged Shares as if Pledgee were the absolute owner thereof, including, without limitation, the right to exchange any or all of the Pledged Shares upon the merger, consolidation, reorganization, recapitalization or other readjustment of the issuer thereof, or upon the exercise by such issuer of any right, privilege, or option pertaining to any of the Pledged Shares, and, in connection therewith, to deliver any of the Pledged Shares to any committee, depository, transfer agent, registrar or other designated agency upon such terms and conditions as it may determine, all without liability except to account for property actually received by it; but Pledgee shall have no duty to exercise any of the aforesaid rights, privileges or options and shall not be responsible for any failure to do so or delay in so doing other than as a result of Pledgee's willful misconduct or gross negligence.

                  (d) Unless an Event of Default shall have occurred and be continuing, Pledgor shall retain all voting rights with respect to the Pledged Shares and shall be entitled to receive for its own use cash dividends on the Pledged Shares paid out of earned surplus.

                  (e) Upon the occurrence and continuance of an Event of Default, Pledgee may, without demand of performance or other demand, advertisement, or notice of any kind to or upon Pledgor or any other person, all of which are, to the extent permitted by law, hereby expressly waived, forthwith realize upon the Pledged Shares or any part thereof, and may forthwith, or agree to, sell or otherwise dispose of and deliver the Pledged Shares or any part thereof or interest therein, in one or more parcels at public or private sale or sales, at any exchange, broker's board or at any of Pledgee's offices or elsewhere, at such prices and on such terms (including, but without limitation, a requirement that any purchaser of all or any part of the Pledged Shares purchase the shares constituting the Pledged Shares for investment and without any intention to make a distribution thereof) as it may deem best, for cash or on credit, or for future delivery without assumption of any credit or other risk, with the right to Pledgee or any purchaser to purchase upon any such sale the whole or any part of the Pledged Shares free of any right or equity of redemption in Pledgor, which right or equity is hereby expressly waived and released.

         3. Pledgor represents and warrants that:

                  (a) It has, and has duly exercised, all requisite power and authority to enter into this Agreement, to pledge the Pledged Shares for the purposes described in paragraph 1(a), and to carry out the transactions contemplated by this Agreement;

                  (b) It is the legal and beneficial owner of all of the Pledged Shares;

                  (c) The Pledged Shares are owned by Pledgor free of any claim, pledge, mortgage, hypothecation, lien, charge, encumbrance or security interest in such shares or the proceeds thereof, except for that granted hereunder;

                  (d) The execution and delivery of this Agreement, and the performance of its terms, will not violate or constitute a default under the terms of any agreement, indenture or other instrument, license, judgment, decree, order, law, statute, ordinance or other governmental rule or regulation, applicable to Pledgor or any of his property; and

                  (e) Upon delivery of the Pledged Shares to Pledgee or its agent, this Agreement shall create a valid first lien upon and perfected security interest in the Pledged Shares and the proceeds thereof, subject to no prior security interest, lien, charge, hypothecation, or encumbrance of any kind, or agreement purporting to grant to any third party a security interest or lien in or against the property or assets of Pledgor which would include the Pledged Shares.

         4. (a) Pledgor hereby covenants that, until all of the Obligations have been satisfied in full, it will not sell, convey, or otherwise dispose of any of the Pledged Shares or any interest therein, or create, incur, or permit to exist any claim, pledge, mortgage, lien, charge, encumbrance or any security interest whatsoever in or with respect to any of the Pledged Shares or the proceeds thereof, other than that created hereby and will not do or suffer any act or failure to act which would impair the lien on or the value of the Pledged Shares.

                  (b) Pledgor warrants and will, at its own expense, preserve, defend and protect the Pledged Shares and Pledgee's right, title, special property and security interest in and to the Pledged Shares against the claims of any person, firm, corporation or other entity whatsoever.

         5. Pledgor will promptly deliver to Pledgee all written notices, and will promptly give Pledgee written notice of any other notices, received by him with respect to the Pledged Shares, and Pledgee will promptly give like notice to Pledgor of any such notices received by it or its nominee.

         6. Pledgor shall at any time, and from time to time, upon the written request of Pledgee, execute and deliver such further documents and do such further acts and things as Pledgee may reasonably request to effect the purposes of this Agreement, including, without limitation, delivering to Pledgee upon the occurrence and continuance of an Event of Default irrevocable proxies with respect to the Pledged Shares in a form satisfactory to Pledgee. Until receipt thereof, this Agreement shall constitute Pledgor's proxy to Pledgee or its nominee to vote all shares of Pledged Shares then registered in Pledgor's name upon the occurrence and continuance of an Event of Default.

         7. (a) Beyond the exercise of reasonable care to assure the safe custody of the Pledged Shares while held hereunder, Pledgee shall have no duty or liability to take any action or to preserve rights pertaining thereto and shall be relieved of all responsibility for the Pledged Shares upon surrendering it or tendering surrender of it to Pledgor.

            (b) No course of dealing between Pledgor and Pledgee, nor any failure to exercise, nor any delay in exercising, any right, power or privilege of Pledgee hereunder or under the Note shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder or thereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

            (c) Upon the occurrence and continuance of an Event of Default, the rights and remedies provided herein are the sole and exclusive rights and remedies available to the Pledgee, without regard to other rights and remedies that would otherwise be available to the Pledgee in equity or at law. The rights provided to Pledgee under this Agreement constitute its sole recourse in the event of an Event of Default under the Note. Pledgee shall have no other recourse against Pledgor or any other assets of Pledgor.

            (d) Pledgor hereby agrees that Pledgee, at any time and without affecting its rights in the Pledged Shares and without notice to Pledgor, may grant any extensions, releases or other modifications of any kind respecting the Note, the Obligations and any collateral security therefor, and Pledgor hereby waives all notices in connection therewith.

            (e) The provisions of this Agreement are severable, and if any clause or provision shall be held invalid or unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability shall affect only such clause or provision or part thereof in such jurisdiction and shall not in any manner affect such clause or provision in any other jurisdiction or any other clause or provision in this Agreement in any jurisdiction.

            (f) Upon the occurrence and continuance of an Event of Default, Pledgor hereby irrevocably appoints Pledgee as his attorney-in-fact to execute, deliver and record, from time to time, any instruments or documents, including, but not limited to, assignment and transfer stock powers and other forms in connection with the Pledged Shares, which may be reasonably required for Pledgee to realize the benefits contemplated by this Agreement.

            (g) Any notice required or permitted by this Agreement shall be effective if given in accordance with the provisions of the Note.

            (h) This Agreement shall inure to the benefit of, and shall be binding upon, the successors, heirs and assigns of the parties hereto.

            (i) This Agreement shall be construed in accordance with the substantive law of the Commonwealth of Pennsylvania without regard to principles of conflicts of laws.

            (j) The power of attorney granted herein shall not be construed in accordance with Section 5601 of Chapter 56 of Title 20 of the Pennsylvania Consolidated Statutes, as amended. Such power shall be exercised for the benefit of Pledgee and not for the benefit of Pledgor and, in acting under such powers, Pledgee shall have no fiduciary duty to Pledgor.

         8. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date and year first above written.



                                TDH III, L.P.
                                By: TDH III Partners, L.P.,
                                    its general partner

                                    By: /s/ J.B. Doherty
                                        ----------------------------
                                        Name:  J.B. Doherty
                                        Title: General Partner


                                IMAGEMAX, INC.


                                By: /s/ David B. Walls
                                    -----------------------------
                                    David B. Walls
                                    CFO